Hypo Real Estate
GROUP

Hypo Real Estate Holding AG.
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

[redacted]

November 5, 2003

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

Enclosures

(1) 11.05.03: Interim Report at September 30, 2003
(2) 11.05.03: Press Release "Hypo Real Estate Group books net income before taxes of € 90 million after nine months"
(3) 11.05.03: Investor Relations Information "Hypo Real Estate Group books net income before taxes of € 90 million after nine months"
(4) 11.05.03: Ad hoc notice "Hypo Real Estate Group books net income before taxes of EUR 90 million after nine months"
(5) 10.31.03: Press Release "Hypo Real Estate Bank International appoints Matthew Webster as head of Real Estate Securitisation"
(6) 10.30.03: Publication of notification of "Privatstiftung zur Verwaltung von Anteilsrechten"
(7) 10.24.03: Press Release "Hypo Real Estate Group sells FGH Bank to Rabobank as trailed – Hypo Real Estate Bank International sets up Amsterdam Office"
(8) 10.16.03: Publication of notification of "MEAG Munich ERGO KAG mbh"
(9) 10.16.03: Publication of notification of "Muenchener Rückversicherungs-Gesellschaft AG"
(10) 10.16.03: Publication of notification of "AV-Z Kapitalgesellschaft GmbH"
(11) 10.07.03: Disclosure of Directors' Dealings
(12) 10.06.03: Notification of BaFin (The Federal Financial Services Supervisory Authority)
(13) 10.06.03: Press Release "Capital market debut: Hypo Real Estate Holding AG takes to the trading floor"

dlw 11/12

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748



Zwischenbericht zum 30. September 2003

Enclosure (1)

FINANCIAL HIGHLIGHTS

KEY INDICATORS		1/1–9/30/2003
Return on equity after taxes (excl. amortization of goodwill)	%	1.5
Return on equity after taxes	%	1.5
Cost-income-ratio (based on operating revenues)	%	36.4

EARNINGS		1/1–9/30/2003
Operating profit	€ m	138
Net income	€ m	47
Earnings per share (excl. amortization of goodwill)	€	0.34
Earnings per share	€	0.34

BALANCE SHEET FIGURES		9/30/2003
Total assets	€ bn	160.9
Total lending volume	€ bn	113.0
Shareholders' equity (excl. changes in valuation of financial instruments)	€ bn	4.1

	9/30/2003
Employees	1,503

Legal Disclaimer Hypo Real Estate Holding AG opened its doors for business on September 29, 2003 when the spin-off was entered in the Commercial Register maintained by Munich District Court under entry number HRB 149393. All the financial information described in the present interim report was prepared on the basis of the corporate accounting principles of HVB Group and derived from their books and records. The financial information presented here is not based on the corporate accounting principles to be applied by the new Hypo Real Estate Group in the future. In light of what is currently known, it can nevertheless be assumed that applying the corporate accounting principles would not have a significant influence on the assets, financial, and earnings situation shown.

Hypo Real Estate Holding AG will prepare its accounts in accordance with the applicable requirements of the International Accounting Standards Board (IASB). The International Financial Reporting Standards (IFRS) published by the IASB comprise the International Accounting Standards (IAS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) together with the standards and interpretations published by the IASB.

CONTENTS

One of the leading providers of commercial real estate finance in Europe emerges

We have a number of highly eventful weeks and months behind us. On October 6, 2003, the stock of the new Hypo Real Estate Holding AG was listed on the stock exchanges in Frankfurt and Vienna for the first time. Just a few days earlier, the company had been entered in the Commercial Register. Thus our company saw the first light of day. Right from the outset, it is one of the leading providers of commercial real estate finance in Europe.

We have set up the new provider of real estate finance in record time. It was just in March of this year that the executive boards of HypoVereinsbank resolved to pool the commercial real estate operations (excluding the relevant domestic portfolio of HVB AG) in a new corporate group and to hive the result off as a listed company. In this way, a number of complex transactions were required to complete the spin-off. We have successfully mastered these tasks; the extremely tight schedule has been met with no delays.

The Hypo Real Estate Group is now a completely independent corporate group ready to go its own way on the real estate and capital markets. We are convinced that we represent an attractive investment opportunity for investors taking a longer view. We have a profitable business model targeting large-volume transactions with commercial real estate loans that has proved its worth over the years. Our operating units – Hypo Real Estate Bank International, Württembergische Hypothekenbank (WürttHyp), and Hypo Real Estate Bank AG – each have a solid capital base, lean and efficient structures, and a committed, talented workforce. In short, the Hypo Real Estate Group has everything it takes to systematically exploit the tremendous opportunities arising from its independence.

Before the first day of trading in our stock, Munich Re had decided to sell its holding of 26.3 % of the capital stock of Hypo Real Estate Holding AG to institutional investors. The Board of Managing Directors welcomed this step. We take it is a vote of confidence that prestigious investors were prepared to invest significant sums in our company in even before the listing took place. This demonstrates that we have succeeded in communicating the advantages and opportunities inherent in our business model to the capital market. Following the sale of Munich Re's holding and part of

AV-Z's holding, 100 % of the shares in our company are now free float, according to the definition used by the Deutsche Börse. Thus Hypo Real Estate Holding is a public corporation in the truest sense of the word.

We would like to welcome you to the very first interim report of Hypo Real Estate Group. After the first nine months of 2003, we are able to report that the corporate group has performed within the range of our expectations overall. We have made good progress on the planned paring back of the domestic loan portfolio, an activity we will continue to pursue. Hypo Real Estate Bank International and WürttHyp have delivered the kind of positive contributions to net income we have come to expect from them. All in all, the corporate group recorded a net income before taxes of € 90 million for the first nine months.

A number of important steps have been taken in the third quarter and also in the first few weeks after the end of the period under review to strategically realign the structure of the Hypo Real Estate Group and set the stage for future growth:

- In July of this year, Hypo Real Estate Bank AG acquired 100 % of the shares in Westfälische Hypothekenbank AG (WestHyp). The decision was then made to absorb WestHyp into Hypo Real Estate Bank AG. The merger and the associated cost reductions and efficiency improvements are an integral part of the announced restructuring of the domestic loan portfolio. The merger was completed when entered in the Commercial Register on November 3, 2003.
- In August, the holding company increased its participating interest in WürttHyp by a further 9 % or slightly more to reach 94 %. Already in April of this year, an initial increase in the interest of around 7 % was completed. The holding now stands at around 97 %. At an extraordinary general meeting held on October 30, 2003, the shareholders of WürttHyp approved the conclusion of a profit-and-loss transfer agreement with DIA Vermögensverwaltungs-GmbH, a subsidiary of the holding company.
- FGH-Bank was sold to Netherlands-based Rabobank on October 24. The disinvestment, which takes retroactive effect from January 1, 2003, enables our corporate group to further sharpen its strategic profile toward large-volume commercial loans.

Following the completed spin-off and the successful start on the stock exchanges, we can now bring our strengths as an international provider of real estate finance to bear for the benefit of high-profile, up-market clients. After having to spend a lot of time dealing with internal issues over the last few months, we are now devoting our full attention to serving our target markets again.

As already communicated on many occasions, the Hypo Real Estate Group is focusing primarily on international operations. In line with this focus, we have decided that Hypo International will open an office in Amsterdam to cover the Dutch market next spring. Preparations to enter the markets in Japan are in full swing. And the Board of Managing Directors is continuing to negotiate the takeover of HVB's existing commercial real estate portfolio in the United States. A corresponding memorandum of understanding was already signed in August. We expect the negotiations to come to a rapid conclusion in the fourth quarter of 2003. Purchasing the existing U.S. portfolio would represent a significant strengthening of our operations in one of the key international markets.

Income statement

FROM JANUARY 1 TO SEPTEMBER 30, 2003
in € millions

	1/1–9/30/2003
Income/expenses	
Net interest income	499
Provisions for losses on loans and advances	189
Net interest income after provisions for losses on loans and advances	**310**
Net commission income	14
Trading profit	0
General administrative expenses	187
Balance of other operating income/expenses	1
Operating result	**138**
Net income from investments	−13
Amortization of goodwill	0
Balance of other income/expenses	−35
thereof:	
Restructuring expenses	53
Additions to restructuring provisions	14
Result of ordinary activities – net income/loss before taxes	**90**
Taxes on income	43
Net income/loss	**47**
Minority interest	−1
Profit/loss	**46**
Earnings per share (excl. amortization of goodwill) in €	0.34
Earnings per share in €	0.34

Trends in earnings

The Hypo Real Estate Group is being shown at September 30, 2003 without FGH Bank, which was sold on October 24.

Operating income The operating income of Hypo Real Estate Group has remained constant during the course of the fiscal year. The total in the third quarter was slightly higher than that of the second quarter and amounted to € 514 million in the first nine months of the year.

The decline in net interest income attributable to the sharp reduction in the portfolio of Hypo Germany was compensated by corresponding gains in the two other operating units.

Loan-loss provisions Additions to loan-loss provisions totaling € 189 million are shown at September 30, 2003 as a prorated net amount of € 345 million after offsetting the risk cover provided by HVB AG. No specific provisions have been required at Hypo International to this date. A general provision has been formed as a precautionary measure to match the calculated standard risk costs. Since these expenses are not tax-deductible, the tax item increased accordingly in the third quarter. Additions to loan-loss provisions at Württhyp were made according to plan.

Operating profit The operating profit has risen slightly compared with the first two quarters in the third quarter and amounted to € 138 million at September 30, 2003

Other income and expenses Expenses for restructuring rose € 18 million in the third quarter to reach € 67 million for the first nine months.

Taxes on income Taxes on income increased at an above-average rate in the third quarter due to the formation of the non-deductible general provision and amounted to € 43 million.

Trends in the individual segments

INCOME STATEMENT BY SEGMENTS
from January 1 to September 30, 2003 in € millions

	Group	other/ consolidation	Hypo International	WürttHyp	Hypo Deutschland
Income/expenses					
Net interest income	499	6	105	81	307
Provisions for losses on loans and advances	189	0	30	16	143
Net interest income after provisions for losses on loans and advances	**310**	**6**	**75**	**65**	**164**
Net commission income	14	0	29	−7	−8
Trading profit	0	0	0	0	0
General administrative expenses	187	7	40	22	118
Balance of other operating income/expenses	1	1	2	2	−4
Operating result	**138**	**0**	**66**	**38**	**34**
Net income from investments	−13	0	−2	3	−14
Amortization of goodwill	0	0	0	0	0
Balance of other income/expenses	−35	23	0	0	−58
thereof:					
Restructuring expenses	53	12	0	0	41
Additions to restructuring provisions	14	0	0	0	14
Result of ordinary activities net income/loss before taxes	**90**	**23**	**64**	**41**	**−38**

Segment reporting

Hypo International With net income before taxes of € 64 million, the Hypo International segment is within the budgetary framework set.

The commercial operations of Hypo Real Estate Bank International (Hypo International) were adversely affected by the complex spin-off process from HVB in the first nine months 2003, and particularly in the third quarter. The capacities tied up in these activities meant that market opportunities could not be exploited with the kind of consistency that is normally demonstrated.

At € 29 million, net commission income remained below plan, for instance, as the fees and commission earned on new business failed to reach the usual levels. Net interest income was also slightly below plan, at € 105 million.

At the same time, developments on the cost side were positive, with general administrative expenses amounting to only € 40 million in the period from January to September, thus totaling less than originally planned.

In line with the successful business model and the strict risk standards of Hypo International, no write-downs on individual commitments were required in the first nine months. The stated additions to loan-loss provisions of € 30 million relate exclusively to the prorated total of the general risk provision planned for the year as a whole amounting to € 40 million.

WürttHyp WürttHyp generated a solid profit in the first nine months of 2003. Net interest income totaled € 81 million. Additions to loan-loss provisions totaled € 16 million in the nine-month period. General administrative expenses totaled € 22 million. WürttHyp recorded a net income before taxes of € 41 million for the first nine months.

Hypo Germany Hypo Germany has made good progress with the planned reduction of its loan portfolio. At the end of September 2003, the constantly declining credit volume (including municipal loans) totaled € 82 billion after € 89 billion at December 31, 2002.

The scheduled paring back of the loan portfolios inevitably resulted in lower interest income. Net interest income totaled € 307 million in the first nine months. Additions to loan-loss provisions are shown at € 143 million; this total includes the risk shelter provided by HVB totaling € 345 million on a prorated basis.

At € 118 million, the general administrative expenses of Hypo Germany remained within the budgetary framework in the first nine months. The fact that the effects arising from the ongoing job cuts will not be visible in the form of lower personnel expense before the next few quarters needs to be taken into account in this respect.

The additions to restructuring provisions totaling € 14 million reflect provisions for severance payments. Furthermore, restructuring expenses totaling € 41 million accrued during the nine-month period. The special depreciation charge taken on the existing computer system were the main item here.

Hypo Germany recorded a loss before taxes of € 38 million for the first nine months of 2003, taking into account the prorated utilization of the risk shelter provided by HVB.

Balance sheet

AS OF SEPTEMBER 30, 2003
in € millions

	9/30/2003
Assets	
Cash reserve	65
Placements with, and loans and advances to, other banks	27,864
thereof:	
Real estate loans	322
Public sector loans	18,588
Loans and advances to customers	87,300
thereof:	
Real estate loans	54,958
Public sector loans	30,527
Provisions for losses on loans and advances	−1,618
Investments	38,692
Property, plant and equipment	82
Intangible assets	78
Other assets	5,562
Tax assets	2,883
Total assets	**160,908**

AS OF SEPTEMBER 30, 2003
in € millions

	9/30/2003
Liabilities	
Deposits from other banks	19,669
Amounts owed to other depositors	8,144
Promissory notes and other liabilities evidenced by paper	116,548
thereof:	
Mortgage bonds (Hypothekenpfandbriefe)	19,614
Public sector bonds (Öffentliche Pfandbriefe)	59,708
Provisions	169
Other liabilities	9,513
Tax liabilities	1,767
Subordinated capital	2,371
Minority interest	69
Shareholders' equity	2,658
Subscribed capital	402
Additional paid-in capital	3,310
Retained earnings	346
Change in valuation of financial instruments	–1,446
Profit/loss (1/1–9/30/2003)	46
Total shareholders' equity and liabilities	**160,908**

Cash flow statement

CASHFLOW STATEMENT
in € millions

	2003
Cash and cash equivalents at January 1	**114**
Cash flow from operating activities	−3,754
Cash flow from investing activities	350
Cash flow from financing activities	3,355
Effect from exchange rate changes	0
Cash and cash equivalents at September 30	**65**

Number of employees

NUMBER OF EMPLOYEES AT SEPTEMBER 30, 2003

	9/30/2003
Hypo Real Estate Holding AG	34
Hypo Real Estate Bank International	251
Württembergische Hypothekenbank AG	176
Hypo Real Estate Bank AG (Deutschland)	1,042
Hypo Real Estate *Group*	**1,503**

Notes to the income statement

(1) OPERATING INCOME
in € millions

	1/1–9/30/2003
Net interest income	499
Net commission income	14
Trading profit	0
Balance of other operating income/expenses	1
Total	**514**

(2) PROVISIONS FOR LOSSES ON LOANS AND ADVANCES
in € millions

	1/1–9/30/2003
Additions	206
Write-downs on loans and advances*	206
Provisions for guarantees and indemnities	0
Reversals	–16
Write-downs on loans and advances	–16
Provisions for guarantees and indemnities	0
Payments received for written-off loans	–1
Total	**189**

*Net of risk shelter provided by HVB totaling € 345 millions on a prorated basis.

(3) GENERAL AND ADMINISTRATIVE EXPENSES
in € millions

	1/1–9/30/2003
Personnel expense	100
Other administrative expenses	72
Depreciation and amorization on property, plant and equipment, and other assets	15
Total	**187**

(4) BALANCE OF OTHER OPERATING INCOME/EXPENSES

in € millions

	1/1–9/30/2003
Other operating income	18
Other operating expenses	17
Balance of other operating income/expenses	**1**

(5) BALANCE OF OTHER INCOME/EXPENSES

in € millions

	1/1–9/30/2003
Other income	35
Other expenses	70
thereof:	
Restructuring expenses	53
Additions to restructuring provisions	14
Balance of other income/expenses	**–35**

(6) TAXES ON INCOME

in € millions

	1/1–9/30/2003
Actual taxes	51
Deferred taxes	–8
Total	**43**

Notes to the balance sheet

(7) LENDING VOLUME
in € millions

	9/30/2003
Credits and loans to other banks	19,854
Credits and loans to customers	87,300
Contingent liabilities	5,847
Total	**113,001**

(8) CONTINGENT LIABILITIES AND OTHER COMMITMENTS
in € millions

	9/30/2003
Contingent liabilities*	5,847
guarantees and indemnity agreement	5,847
Other commitments	2,254
thereof:	
irrevocable credit commitments	2,253
Total	**8,101**

*The contingent liabilities are offset by equivalent contingent claims.

Quarterly report

INCOME STATEMENT FROM JULY 1 TO SEPTEMBER 30, 2003
In € millions

	7/1–9/30/2003
Income/expenses	
Net interest income	181
Provisions for losses on loans and advances	59
Net interest income after provisions for losses on loans and advances	**122**
Net commission income	0
Trading profit	0
General administrative expenses	71
Balance of other operating income/expenses	6
Operating result	**57**
Net income from investments	–15
Amortization of goodwill	0
Balance of other income/expenses	–18
thereof:	
Restructuring expenses	4
Additions to restructuring provisions	14
Result of ordinary activities – net income/loss before taxes	**24**

Executive boards of Hypo Real Estate Holding AG

Board of Managing Directors
Georg Funke, Chairman
Johann Berger
Dr. Paul Eisele
Dr. Markus Fell
Frank Lamby

Supervisory Board
Kurt F. Viermetz, Chairman
Dr. Ferdinand Graf von Ballestrem
Dr. Götz Wricke

Hypo Real Estate Group addresses

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 (0) 89 20 30 07-0
Fax +49 (0) 89 20 30 07-783
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 60 54-100
Fax +353 1 60 54-105
marketing@hypointernational.com

Amsterdam location
Mobile +49 (0) 172 834 33 55
Mobile +49 (0) 171 162 85 30

London location
Hypo Real Estate Capital Ltd.
110 Cannon Street
London EC4N 6EW
GB
Telephone +44 207 573-82 12
Fax +44 207 626-53 22

Luxembourg location
Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99

Madrid location
Hypo Real Estate Capital Iberia S.L.
Paseo de Recoletos, 3–4°
28004 Madrid
Spain
Telephone +34 91 59 50-420
Fax +34 91 53 29 748

Milan location
Hypo Real Estate Capital Italia S.p.A.
C.so Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870

Munich location
Hypo Real Estate Bank International
Germany/CEE branch
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 (0) 89 25 55 20-0
Fax +49 (0) 89 25 55 20-209

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
USA
Telephone +1 212 671-63 00
Fax +1 212 671-64 02

Paris location
Hypo Real Estate Capital Fance S.A.
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09

Stockholm location
Hypo Real Estate Bank International
Scandinavia branch
Kungsgatan 17
11143 Stockholm
Sweden
Telephone +46 8 53 48 00-70 (switchboard)
Fax +46 8 21 44 17

Tokyo location
Hypo Real Estate Bank International
Representative office Japan
Otemachi 1st Square East Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 (0) 3 32 85-14 40
Fax +81 (0) 3 32 85-14 42

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 (0) 89 28 80-0
Fax +49 (0) 89 28 80-10 319
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 (0) 711 20 96-0
Fax +49 (0) 711 20 96-345
welcome@wuertt-hyp.de



Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-783
www.hyporealestate.com

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Group books net income before taxes of €90 million after nine months

- **Performance as planned**
- **Hypo Real Estate Bank AG in Germany has made good progress with the reduction of its loan portfolio**
- **New real estate group publishes first interim report**

Munich, November 5, 2003 - The Hypo Real Estate Group (HREG), one of the leading European providers of commercial real estate finance, performed as planned in the first nine months of 2003. Despite the handicaps relating to the time-consuming spin-off process from HypoVereinsbank AG (HVB), the corporate group can report net income before taxes of €90 million after three quarters. Net income after taxes amounted to €47 million.

The Hypo Real Estate Group emerged at the beginning of October 2003 from the spin-off of large portions of HVB Group's commercial real estate business. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG headquartered in Munich and the three operating units: *Hypo Real Estate Bank International* headquartered in Dublin, *Württembergische Hypothekenbank AG* headquartered in Stuttgart, and *Hypo Real Estate Bank AG Deutschland* headquartered in Munich.

The corporate group reported net interest income of €499 million for the first nine months of 2003. Loan-loss provisions totaled €189 million, while general administrative expenses reached €187 million. Thus return on equity at the Hypo Real Estate Group came to 1.5% and the cost-income ratio totaled 36.4%. On account of the sale of FGH Bank and the paring back of the loan portfolio maintained by Hypo Real Estate Bank AG in Germany, total assets declined by more than €15 billion to around €161 billion compared with the "Hypo Group" segment of HVB at December 31, 2002.

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

"We are satisfied with the results for the first nine months. The Hypo Real Estate Group has had a good start to its independence," commented **Georg Funke, the Chairman of the Board of Managing Directors of Hypo Real Estate Holding AG**. "Now we can rapidly found off the organizational structure of the corporate group. After mastering the complex process of spinning off from HVB, the principle for us now is to once more devote all our attention to our customers and the markets," added Funke.

Performance of the three operating units

A major contribution to the success of the Hypo Real Estate Group in the first nine months of 2003 was provided by **Hypo Real Estate Bank International**, where the majority of the corporate group's international real estate finance activities are pooled. Operating profit totaled €66 million, while net income before taxes amounted to €64 million, and net interest income of €105 million was generated. As in the past, no loan-loss provisions were required for individual commitments again in the first nine months of the year, documenting the sustained success of the business model which targets large-volume transactions. General loan-loss provisions of €30 million were formed, however. There was also good news regarding general administrative expenses, which, at €40 million after the first nine months, totaled less than originally planned.

Hypo Real Estate Bank AG (Germany) has made good progress with the reduction of its loan portfolio. At the end of September 2003, the constantly declining credit volume (including municipal loans) totaled €82 billion compared with €89 billion at December 31, 2002.

The contribution to profits made by Hypo Germany for the first nine months of 2003 is affected by the paring back of the portfolio, which inevitably had a dampening impact on net interest income (€307 million). Taking into account restructuring expenses notably in the IT division, net losses before taxes

amounted to €38 million. Additions to loan-loss provisions totaled €143 million, with the bank booking €345 million of the risk shelter provided by HVB on a prorated basis for the first nine months.

Württembergische Hypothekenbank AG provided a stable contribution to profits. Net income before taxes totaled €41 million, while net interest income of €81 million was generated. General administrative expenses totaled €22 million. Loan-loss provisions amounted to €16 million.

Press contact:

Oliver Gruss

Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Note for editorial offices:

You will find the interim report on the website www.hyporealestate.com. A telephone conference on the nine-month results with Georg Funke, the chairman of the Board of Managing Directors of the Hypo Real Estate Group, and Dr. Markus Fell, CFO, will be held at 11 am today. We would be happy to supply you with the dial-up number upon request.

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate Holding AG

Income Statement from January 1 to September 30, 2003

Income / expenses	1/1- 9/30/2003 (in million €)
Net interest income	499
Provisions for losses on loans and advances	189
Net interest income after provisions for losses on loans and advances	**310**
Net commission income	14
Trading profit.	0
General administrative expenses	187
Balance of other operating income/expenses	1
Operating result	**138**
Net income from investments	-13
Amortization of goodwill	0
Balance of other income/expenses	-35
Thereof: Restructuring expenses	53
Additions to restructuring provisions	14
Result of ordinary activities / net income/loss before taxes .	90
Taxes on income	43
Net income/loss	**47**
Minority interest	-1
Profit/loss	**46**

in €	1/1- 9/30/2003
Earnings per share (excl. amortization of goodwill)	0.34
Earnings per share	0.34

Hypo Real Estate
HOLDING

Investor Relations Information

Ulrich Kern, Head Investor Relations
ulrich.kern@hyporealestate.com
Phone: +49-89-203-007-780

Frank Ertz
frank.ertz@hyporealestate.com
Phone: +49-89-203-007-776

Martin Leitgeb
martin.leitgeb@hyporealestate.com
Phone: +49-89-203-007-778

Hypo Real Estate Group books net income before taxes of €90 million after nine months

- **Performance as planned**
- **Hypo Real Estate Bank AG in German has made good progress with the reduction of its loan portfolio**
- **New real estate group publishes first interim report**

Munich, November 5, 2003 - The Hypo Real Estate Group (HREG), one of the leading European providers of commercial real estate finance, performed as planned in the first nine months of 2003. The corporate group can report net income before taxes of €90 million after three quarters, despite the time-consuming spin-off process from HypoVereinsbank AG. Net income after taxes amounted to €47 million.

The corporate group reported net interest income of €499 million for the first nine months of 2003. Loan-loss provisions totaled €189 million, while general administrative expenses reached €187 million. Thus return on equity at the Hypo Real Estate Group came to 1.5% and the cost-income ratio totaled 36.4%. Total assets declined by more than €15 billion to around €161 billion compared with the Hypo Group segment of HVB at December 31, 2002, on account of the sale of FGH Bank and the reduction of the loan portfolio maintained by Hypo Real Estate Bank AG in Germany.

Performance of the three operating units

A major contribution to the success of the Hypo Real Estate Group in the first nine months of 2003 was provided by **Hypo Real Estate Bank International**, where the majority of the corporate group's international real estate finance activities are pooled. Operating profit totaled €66 million, while net income before taxes amounted to €64 million, and net interest income of €105 million was generated. As in the past, no loan-loss provisions were required for individual commitments again in the first nine months of the year, documenting the sustained success of the business model which targets large-volume transactions. General loan-loss provisions of €30 million were formed, however. There was also good news regarding general administrative expenses, which, at €40 million after the first nine months, were less than originally planned.

Hypo Real Estate Bank AG (Germany) has made good progress with the reduction of its loan portfolio. At the end of September 2003, the constantly declining credit volume (including municipal loans) totaled €82 billion compared with €89 billion at December 31, 2002.

The reduction of the portfolio had a dampening impact on net interest income (€307 million). Taking into account restructuring expenses notably in the IT division, net losses before taxes amounted to €38 million. Additions to loan-loss provisions totaled €143 million, with the bank booking €345 million of the risk shelter provided by HVB AG on a prorata basis for the first nine months.

Württembergische Hypothekenbank AG provided a stable contribution to profits. Net income before taxes totaled €41 million, while net interest income of €81 million was generated. General administrative expenses remained roughly constant at €22 million. Loan-loss provisions amounted to €16 million.

You will find the interim report on the website www.hyporealestate.com.

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate Holding AG

Income Statement from January 1 to September 30, 2003

Income / expenses	1/1- 9/30/2003 (in million €)
Net interest income	499
Provisions for losses on loans and advances	189
Net interest income after provisions for losses on loans and Advances	**310**
Net commission income	14
Trading profit.	0
General administrative expenses	187
Balance of other operating income/expenses	1
Operating result	**138**
Net income from investments	-13
Amortization of goodwill	0
Balance of other income/expenses	-35
Thereof: Restructuring expenses	53
Additions to restructuring provisions	14
Result of ordinary activities / net income before tax	**90**
Taxes on income	43
Profit after tax	**47**
Minority interest	-1
Net Profit	**46**

in €	1/1- 9/30/2003
Earnings per share (excl. amortization of goodwill)	0.34
Earnings per share	0.34

Enclosure (3)

Rule 12g3-2(b) File No
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Hypo Real Estate
HOLDING


Press

05.11.2003 - Ad hoc notice: Hypo Real Estate Group books net income before taxes of EUR 90 million after nine months

Despite the handicaps relating to the spin-off process from HypoVereinsbank (HVB), the Hypo Real Estate Group, one of the leading European providers of commercial real estate finance, achieved net income before taxes of EUR 90 million in the first nine months of 2003. Net income after taxes totaled EUR 47 million. The corporate group has generated a pre-tax profit of EUR 24 million for the third quarter. All in all, the corporate group has thus performed as planned.

Net interest income totaled EUR 499 million in the first nine months. Additions to loan-loss provisions amounted to EUR 189 million. General administrative expenses reached EUR 187 million. Thus return on equity at the Hypo Real Estate Group came to 1.5% and the cost-income ratio totaled 36.4%.

On account of the sale of FGH Bank and the paring back of the loan portfolio maintained by Hypo Real Estate Bank AG in Germany, total assets declined by more than EUR 15 billion to reach around EUR 161 billion at September 30, 2003 compared with the Hypo Group segment of HVB at December 31, 2002.

Hypo Real Estate Bank International reported net income before taxes of totaling EUR 64 million. As in the past, no loan-loss provisions were required for individual commitments again in the first nine months of the year. General loan-loss provisions of EUR 30 million were formed, however.

The contribution to profits provided by Hypo Real Estate Bank AG (Germany) for the first nine months is affected by the paring back of the loan portfolios (including municipal loans) from EUR 89 billion to EUR 82 billion. Taking into account restructuring expenses notably in the IT division, net losses before taxes amounted to EUR 38 million. Loan-loss provisions totaled EUR 143 million, with the bank booking EUR 345 million of the risk shelter provided by HVB on a prorated basis for the first nine months.

Württembergische Hypothekenbank recorded net income before taxes of EUR 41 million.

Contact

Oliver Gruß
Ph.: +49 (0) 89 /
Fax: +49 (0) 89 .
presse@hypore

Enclosure (4)

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank International appoints Matthew Webster as head of Real Estate Securitisation

Munich/Dublin/London 31st October 2003: Matthew A. Webster has been appointed as head of Real Estate Securitisation of Hypo Real Estate Bank International. Webster (37) joins the bank with a strong pedigree in Investment Banking. In his new position he will be responsible for all European and US securitisation issues. He reports directly to Eckehard Dettinger-Klemm, a member of the board of managing directors of the bank who is responsible for Treasury and Capital Markets.

Prior to joining Hypo Real Estate Bank International, Webster spent three years with Morgan Stanley. During this time he led the team that structured and securitised a £ 531 million HoteloC transaction, globally the largest single operator hotel transaction. Before joining Morgan Stanley Webster worked with Fitch IBCA Limited (London and New York City) and Capital Re Corp.

Eckehard Dettinger-Klemm commented: "We are very happy that Matthew has joined the team in London. His experience and technical expertise make him ideal for this position within the bank. He will add considerable value to our business in the future". **Matthew Webster** added: "Hypo Real Estate Bank International has a strong base from which to expand its business and I look forward to tackling the major challenges and opportunities that this role will bring".

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Press Department
Unsöldstr. 2
80538 München

Rule 12g3-2(b) File No.
82-34748

Notes to Editors:

The Hypo Real Estate Group (HREG) is one of the biggest providers of commercial real estate finance in Europe. At the same time, neither private residential construction loans nor public sector finance (municipal loan operations) form part of its business.

HREG consists of a listed (Frankfurt and Vienna), non-operating holding company, Munich-based Hypo Real Estate Holding AG, and three operating units: *Hypo Real Estate Bank International* headquartered in Dublin, *Württembergische Hypothekenbank AG (WürttHyp)* headquartered in Stuttgart, and *Hypo Real Estate Bank AG Deutschland* headquartered in Munich (including Westfälische Hypothekenbank, which is to be absorbed into Hypo Real Estate Bank AG).

The new bank's business model has a cash flow orientation and is transaction-driven. This means that each transaction is considered and approved individually. There are no generalized statements about industries, sites, or locations. The focus is on yield and risk management, with market share and volume taking a backseat.

For further information: www.hyporealestate.com.

This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities. Shares of Hypo Real Estate Holding AG will be distributed only to existing shareholders of Bayerische Hypo- und Vereinsbank AG (HVB AG) in connection with the spin-off of the commercial real estate financing business of HVB AG into Hypo Real Estate Holding AG, and no shares of Hypo Real Estate Holding AG are for sale in connection with such spin-off or the listing of such shares on the Frankfurt Stock Exchange.

The securities referred to herein will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of United States persons, except pursuant to an applicable exemption from registration.

Rule 12g3-2(b) File No
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Publication of notification by Hypo Real Estate Holding AG pursuant to section 25 paragraph 1 and 2 German Securities Trading Act (WpHG) in Börsen-Zeitung (authorized journal for the publication of mandatory stock exchange announcements, Germany) and Wiener Zeitung-Amtsblatt (authorized journal for the publication of mandatory stock exchange announcements, Austria) as of October 30, 2003:

"We, Privatstiftung zur Verwaltung von Anteilsrechten, Landstrasser Hauptstrasse 1, 1030 Vienna, should hereby like to inform you pursuant to section 21 paragraph 1a German Securities Trading Act (WpHG) that on October 6, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG amounted to 5.27%, to be counted as attributable to us pursuant to section 22 paragraph 1 sentence 1 German Securities Trading Act (WpHG).

We should hereby like to inform you pursuant to section 21 paragraph 1 German Securities Trading Act (WpHG) that on October 8, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of the threshold of 5% and now stands at 4.29%.
Of this 4.29% of the voting rights are to be counted as attributable to us pursuant to section 22 paragraph 1 sentence 1 German Securities Trading Act (WpHG)."

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Group sells FGH Bank to Rabobank as trailed – Hypo Real Estate Bank International sets up Amsterdam office

Munich, October 24 2003: The Hypo Real Estate Group has just completed the sale of Utrecht-based FGH Bank to Netherlands-based Rabobank as planned. The purchase contract, which was signed in Utrecht today, calls for the transaction to take retroactive effect to January 1, 2003. The two parties had already agreed on the sale in a letter of intent dated July 22, 2003. The purchase price totals €415 million.

"With the sale of FGH Bank, we're further sharpening the profile of the new Hypo Real Estate Group. We're targeting higher volume commercial real estate loans, whereby our business model has a cash flow orientation and is transaction-driven," explains Georg Funke, chairman of Hypo Real Estate Holding AG's Board of Managing Directors. "The Netherlands remains an attractive market for the Hypo Real Estate Group, where the corporate group will be represented by an office in Amsterdam," continues Funke.

This new office headed by Armin Grasshoff and Erich Wagenlehner is scheduled to open in spring 2004, starting out with a workforce of around ten. The range of services it provides will cover advice, structuring and finance for commercial real estate projects primarily in the fields of office, retail and logistics, and the execution of portfolio transactions.

The **Hypo Real Estate Group (HREG)** is one of the biggest providers of commercial real estate finance in Europe. At the same time, neither private residential construction loans nor public sector finance (municipal loan operations) form part of its business. HREG consists of a listed, non-operating holding company, Munich-based Hypo Real Estate Holding AG, and three operating units: *Hypo Real Estate Bank International* headquartered in Dublin, *Württembergische Hypothekenbank AG (WürttHyp)*

Hypo Real Estate Group
Press Department
Unsöldstr. 2
D-80538 Munich

headquartered in Stuttgart, and *Hypo Real Estate Bank AG Deutschland* headquartered in Munich (including Westfälische Hypothekenbank, which is to be absorbed into Hypo Real Estate Bank AG). The new bank's business model has a cash flow orientation and is transaction-driven. This means that each transaction is considered and approved individually. There are no generalized statements about industries, sites, or locations. The focus is on yield and risk management, with market share and volume taking a backseat.

Utrecht-based **FGH Bank N.V.** specializes in financing the construction of commercial and residential properties in the Netherlands. At June 30, 2003, the bank had total assets of around €4.25 billion and equity capital of €345 million. It employs ca. 150 people working out of offices, besides Utrecht, in the Dutch cities of Amsterdam, Arnhem, The Hague, Eindhoven, Groningen, Maastricht, and Rotterdam.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No
82-34748

Publication of notification by Hypo Real Estate Holding AG pursuant to section 25 paragraph 1 and 2 German Securities Trading Act (WpHG) in Börsen-Zeitung (authorized journal for the publication of mandatory stock exchange announcements, Germany) and Wiener Zeitung-Amtsblatt (authorized journal for the publication of mandatory stock exchange announcements, Austria) as of October 16, 2003:

- "We, MEAG MUNICH ERGO Kapitalanlagegesellschaft mbh, Oskar-von-Miller-Ring 18, 80333 Munich, should hereby like to inform you pursuant to section 21 paragraph 1a German Securities Trading Act (WpHG) that on October 2, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5% and now stands at 5.94%.

  Of this 5.93% of the voting rights are to be counted as attributable to us pursuant to section 22 paragraph 1 sentence 1 number 6 German Securities Trading Act (WpHG) and 0.01% of the voting rights are deemed for the purposes of section 21 paragraph 1 German Securities Trading Act (WpHG) pursuant to section 10 paragraph 1a sentence 2 German Investment Companies Act (KAGG) to be the voting rights of MEAG MUNICH ERGO Kapitalanlagegesellschaft mbh."

- "We, MEAG MUNICH ERGO Kapitalanlagegesellschaft mbh, Oskar-von-Miller-Ring 18, 80333 Munich, should hereby like to inform you pursuant to section 21 paragraph 1 German Securities Trading Act (WpHG) that on October 8, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of the threshold of 5% and now stands at 0.03%.

  Of this 0.02% of the voting rights are to be counted as attributable to us pursuant to section 22 paragraph 1 sentence 1 number 6 German Securities Trading Act (WpHG) and 0.01% of the voting rights are deemed for the purposes of section 21 paragraph 1 German Securities Trading Act (WpHG) pursuant to section 10 paragraph 1a sentence 2 German Investment Companies Act (KAGG) to be the voting rights of MEAG MUNICH ERGO Kapitalanlagegesellschaft mbh."

Rule 12g3-2(b) File No
82-34748

Publication of notification by Hypo Real Estate Holding AG pursuant to section 25 paragraph 1 and 2 German Securities Trading Act (WpHG) in Börsen-Zeitung (authorized journal for the publication of mandatory stock exchange announcements, Germany) and Wiener Zeitung-Amtsblatt (authorized journal for the publication of mandatory stock exchange announcements, Austria) as of October 16, 2003:

- "We, Muenchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Königinstrasse 107, 80802 Munich, should hereby like to inform you pursuant to section 21 paragraph 1a German Securities Trading Act (WpHG) that on October 2, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5%, 10% and 25% and now stands at 26.3%.
  Of this 16.1% of the voting rights are to be counted as attributable to us pursuant to section 22 paragraph 1 sentence 1 number 1 German Securities Trading Act (WpHG).

  We should hereby like to inform you on behalf of ERGO Versicherungsgruppe AG, Victoriaplatz 2, 40198 Duesseldorf, pursuant to Article 24 German Securities Trading Act (WpHG) in accordance with section 21 paragraph 1a and section 22 paragraph 1 sentence 1 number 1 German Securities Trading Act (WpHG) that on October 2, 2003 its percentage holding of the voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5% and 10% and now stands at 16.0%. Of this 16.0% of voting rights are to be counted as attributable to this company pursuant to section 22 paragraph 1 sentence 1 number 1 German Securities Trading Act (WpHG)

  We should hereby like to inform you on behalf of VICTORIA Lebensversicherung AG, Victoriaplatz 1 and 2, 40198 Duesseldorf, pursuant to Article 24 German Securities Trading Act (WpHG) in accordance with section 21 paragraph 1a German Securities Trading Act (WpHG) that on October 2, 2003 its percentage holding of the voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5% and now stands at 5.5%.

  We should hereby like to inform you on behalf of Hamburg-Mannheimer Versicherungs-AG, Ueberseering 45, 22297 Hamburg, pursuant to Article 24 German Securities Trading Act (WpHG) in accordance with section 21 paragraph 1a German Securities Trading Act (WpHG) that on October 2, 2003 its percentage holding of the voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5% and now stands at 6.4%.

- "We, Muenchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Königinstrasse 107, 80802 Munich, should hereby like to inform you pursuant to section 21 paragraph 1 German Securities Trading Act (WpHG) that on October 8, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of the threshold of 25%, 10% and 5% and now amounts to less than 0.01%, to be counted as attributable to us pursuant to section 22 paragraph 1 sentence 1 German Securities Trading Act (WpHG)."

We should hereby like to inform you on behalf of ERGO Versicherungsgruppe AG, Victoriaplatz 2, 40198 Duesseldorf, pursuant to Article 24 German Securities Trading Act (WpHG) in accordance with section 21 paragraph 1 and section 22 paragraph 1 sentence 1 number 1 German Securities Trading Act (WpHG) that on October 8, 2003 its percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of the threshold of 10% and 5% and now amounts to less than 0.01%, to be counted as attributable to this company pursuant to section 22 paragraph 1 sentence 1 German Securities Trading Act (WpHG).

We should hereby like to inform you on behalf of VICTORIA Lebensversicherung AG, Victoriaplatz 1 and 2, 40198 Duesseldorf, pursuant to Article 24 German Securities Trading Act (WpHG) in accordance with section 21 paragraph 1 German Securities Trading Act (WpHG) that on October 8, 2003 its percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of the threshold of 5% and now amounts to less than 0.01%.

We should hereby like to inform you on behalf of Hamburg-Mannheimer Versicherungs-AG, Ueberseering 45, 22297 Hamburg, pursuant to Article 24 German Securities Trading Act (WpHG) in accordance with section 21 paragraph 1 German Securities Trading Act (WpHG) that on October 8, 2003 its percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of the threshold of 5%. Stockholdings of voting right shares are currently no longer held by this company."

Rule 12g3-2(b) File No
82-34748

Publication of notification by Hypo Real Estate Holding AG pursuant to section 25 paragraph 1 and 2 German Securities Trading Act (WpHG) in Börsen-Zeitung (authorized journal for the publication of mandatory stock exchange announcements, Germany) and Wiener Zeitung-Amtsblatt (authorized journal for the publication of mandatory stock exchange announcements, Austria) as of October 16, 2003:

"We, AV-Z Kapitalgesellschaft GmbH, Noerdliche Muenchner Strasse 28, 82031 Gruenwald, should hereby like to inform you pursuant to section 21 paragraph 1a German Securities Trading Act (WpHG) that as of October 6, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG amounted to 5.27%.

We should hereby like to inform you pursuant to section 21 paragraph 1 German Securities Trading Act (WpHG) that on October 8, 2003 our percentage holding of the voting rights in Hypo Real Estate Holding AG fell short of 5% and now stands at 4.29%.

BaFin (The Federal Financial Services Supervisory Authority, Germany) as well as our controlling company "Privatstiftung zur Verwaltung von Anteilsrechten" were informed accordingly."

Rule 12g3-2(b) File No
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Hypo Real Estate
HOLDING

Directors dealings

Kurt F. Viermetz, chairman of the supervisory board of the Hypo Real Estate Holding AG, purchased on 6th of October 2003 in accordance with § 15 a WpHG (Securities Trade Act) 10,000 shares of the Hypo Real Estate Holding AG (Securities ID number 802 770, ISIN DE 000 802 770 7) at a price of 11.2725 € per share. It concerns shares with a calculated par value of 3.00 € per share.

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No
82-34748

Notification of BaFin (The Federal Financial Services Supervisory Authority, Germany) pursuant to articles 21 and 22 German Securities Trading Act as of October 6, 2003:

"We, Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, should hereby like to inform you pursuant to sections 21 and 22 German Securities Trading Act (WpHG) that as a consequence of the spin-off by way of founding a new company from Bayerische Hypo- und Vereinsbank Aktiengesellschaft on September 29, 2003 Hypo Real Estate Holding AG became sole shareholder of DIA Vermögensverwaltungs-GmbH. DIA GmbH is to be counted as a wholly owned subsidiary of Hypo Real Estate Holding AG.

We should hereby like to inform you that on September 29, 2003 the share of voting rights in Württembergische Hypothekenbank held by DIA Vermögensverwaltungs-GmbH exceeded the threshold of 75% and now stands at 93.77%.
Of this 93.77% of the voting rights are to be counted as attributable to Hypo Real Estate Holding AG pursuant to section 22 paragraph 1 number 1 German Securities Trading Act (WpHG)."

Rule 12g3-2(b) File No.
82-34748

Press release

Capital market debut: Hypo Real Estate Holding AG takes to the trading floor

- **First trading day for shares of new European real estate finance provider**
- **Spin-off from HVB Group completed**

Munich, October 6, 2003: The tickers at the Frankfurt and Vienna stock exchanges are displaying a new highlight. As of this Monday morning, the share of the new Hypo Real Estate Holding AG is listed for the first time on these two stock exchanges. Effective immediately, investors can buy shares in one of Europe's leading providers of commercial real estate financing. The listing (prime standard) covers a total of approximately 130.4 million ordinary bearer shares. The new share opened in Frankfurt at € 11.25. In addition, two million profit participating certificates will be traded in general standard trading (Frankfurt).

Hypo Real Estate Group emerged from the spin-off of large portions of the commercial real estate financing business of HVB Group. Today's new listing represents the final step for completion of the spin-off. HVB Group shareholders automatically received one share of the new Hypo Real Estate Holding AG for every four HypoVereinsbank AG shares in their custody accounts. Shares were not offered at the time of the spin-off. Consequently there was no offering period with a fixed share price.

"Hypo Real Estate Group presents an attractive investment opportunity. We have a profitable business model with a proven track record over a period of years for large-volume commercial real estate finance transactions," said Georg Funke, the Chairman of the Board of Managing Directors of Hypo

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

Real Estate Holding AG. "The investor who believes in the prospects of a solid, highly advanced business model – that is the target investor for the new Group. In the medium to long term I am very optimistic about the performance of the share," added Funke.

Hypo Real Estate Group (HREG) is one of Europe's largest providers of commercial real estate financing. However, neither the private residential mortgage business nor public-sector lending are included in its core business activities. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, domiciled in Munich, and three operational business units: *Hypo Real Estate Bank International* with headquarters in Dublin, *Württembergische Hypothekenbank AG (WürttHyp)* with headquarters in Stuttgart and *Hypo Real Estate Bank AG Deutschland* domiciled in Munich (including Westfälische Hypothekenbank, which will be merged into Hypo Real Estate Bank AG).

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and market volume play a subordinate role.

Press contact:
Oliver Gruss
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com